Exhibit (b)(3)

EXCELSIOR FUNDS TRUST

Amendment of By-Laws as adopted at the Regular Meeting of the Board of Trustees held June 15, 2007.

RESOLVED, that Article II Section 3 of Excelsior Funds Trust’s By-Laws be, and hereby is, amended and restated as follows:

Section 3. Retirement Effective July 1, 2007, each trustee shall retire and no longer serve as a trustee as of the next regular meeting of the Board held after such director attains seventy-two (72) years of age (the “Effective Date”). Resignations of trustees shall be confirmed by a signed written instrument delivered to the President, Secretary, Assistant Secretary or trustees on or before the Effective Date.